CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

CARDERO UPDATE ON THE LA ZORRA PROJECT, MEXICO

June 2, 2004

Trading Symbols: TSX-Ven.CDU

FSX.CR5

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to report highlights of its recently completed exploration programs  at the La Zorra property (previously referred to as the Gachupines Project), in Sonora State, Mexico (see Cardero news release of November 12, 2003).

Initial programs of reconnaissance mapping, prospecting and sampling at La Zorra were followed up with an Induced Polarization (IP) survey and have identified two large porphyry-type hydrothermal alteration zones, the “Los Gachupines” and the “Batamote West”.

At  Los Gachupines, a broad area of alteration with both porphyry and high sulphidation characteristics  covers an areal extent of 800 m by 900 m.  The majority of this is a zone of pervasive quartz-clay-sericite-alunite(?) alteration flanked by an area of propylitic alteration.  A composite sample of float mineralization assayed 5.65% copper, 267 g/t silver and 0.357 g/t gold.  The follow-up IP survey identified a chargeability anomaly that correlates well with the known limits of alteration and traces the Los Gachupines zone over a strike length of approximately 1.0 kilometre. The anomaly appears to broaden and strengthen with depth and remains open to the NW and SE .

Batamote West is a similar, large area of porphyry and epithermal type hydrothermal alteration that is located approximately 3.0 kilometres east of the Los Gachupines zone. Alteration is exposed in a number of small outcrops and float over an area of about five square kilometres and consists of propylitically altered volcanics with zones of moderate to strong quartz-sericite-tourmaline-pyrite alteration.  Debris fields of epithermal-type gossanous vein quartz and vuggy replacement-type silica were noted in a number of places. Mineralized float in one area assayed 2.97% copper, 7.86 g/t gold and 6.6 g/t silver.  Here the IP survey outlined a chargeability anomaly 1.0 to 1.5 km wide and in excess of 1.7 km long.  The anomaly remains open to the NW and SE and again appears to broaden and strengthen at depth.

The alteration recognized at both Los Gachupines and Batamote West is interpreted to be related to porphyry copper mineralization at depth which has been overprinted by structurally controlled copper-silver-gold epithermal style mineralization.  The areal extent of these zones and their apparent continuation at depth as well as the high grade of the associated float samples make them very attractive exploration targets.

Cardero is currently in the process of permitting the property for an initial drill program.

The IP survey was carried out by Pacific Geophysical Ltd. of Vancouver, BC under the supervision of Mr. Paul Cartwright, geophysicist.  Mr. Gary Belik, P.Geo. is the Qualified Person on behalf of Cardero for the La Zorra project and provides overall project supervision including the quality control and quality assurance programs.

The Company is well financed with over $17 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  Cardero Resource Corp. is currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating silver, gold, copper and iron-ore projects that which will ensure the recognition of Cardero as a world-class exploration and development company.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President”

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.